SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of May 2007
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F  ☑                    Form 40-F  ☐
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes ☐                                   No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

(i)

FRESENIUS MEDICAL CARE AG & Co. KGaA
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the three months ended March 31,
(Unaudited)
(In thousands, except per share data)

	2007	2006

Net revenue:
Dialysis Care	$1,760,354	$1,272,533
Dialysis Products	560,317	474,397

	2,320,671	1,746,930
Costs of revenue:
Dialysis Care	1,261,340	927,045
Dialysis Products	274,980	241,595

	1,536,320	1,168,640
Gross profit	784,351	578,290
Operating expenses:
Selling, general and administrative	406,319	321,671
Research and development	13,342	12,774

Operating income	364,690	243,845
Other (income) expense:
Interest income	(3,582)	(4,809)
Interest expense	98,493	61,004

Income before income taxes and minority interest	269,779	187,650
Income tax expense	102,566	71,133
Minority interest	6,935	480

Net income	$160,278	$116,037

Basic income per ordinary share	$1.63	$1.19

Fully diluted income per ordinary share	$1.62	$1.18

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Balance Sheets
At March 31, 2007 (Unaudited) and December 31, 2006
(In thousands, except share and per share data)

	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$208,098	$159,010
Trade accounts receivable, less allowance for doubtful accounts of $209,164 in 2007 and $207,293 in 2006	1,864,428	1,848,695
Accounts receivable from related parties	69,026	143,349
Inventories	566,907	523,929
Prepaid expenses and other current assets	476,881	443,854
Deferred taxes	277,029	293,079

Total current assets	3,462,369	3,411,916

Property, plant and equipment, net	1,787,524	1,722,392
Intangible assets	670,671	661,365
Goodwill	6,961,774	6,892,161
Deferred taxes	65,014	62,722
Other assets	303,086	294,125

Total assets	$13,250,438	$13,044,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$291,328	$316,188
Accounts payable to related parties	168,241	236,619
Accrued expenses and other current liabilities	1,265,345	1,194,939
Short-term borrowings	379,520	331,231
Short-term borrowings from related parties	22,123	4,575
Current portion of long-term debt and capital lease obligations	154,383	160,135
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	647,665	—
Income tax payable	74,542	116,059
Deferred taxes	24,534	15,959

Total current liabilities	3,027,681	2,375,705

Long-term debt and capital lease obligations, less current portion	3,743,923	3,829,341
Other liabilities	145,302	149,684
Pension liabilities	116,100	112,316
Income tax payable	99,875	—
Deferred taxes	345,872	378,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	621,483	1,253,828
Minority interest	96,780	75,158

Total liabilities	8,197,016	8,174,519

Shareholders’ equity:
Preference shares, no par value, €2.56 nominal value, 4,118,960 shares authorized, 1,240,024 issued and outstanding	3,383	3,373
Ordinary shares, no par value, €2.56 nominal value, 127,916,240 shares authorized, 97,149,891 issued and outstanding	302,615	302,615
Ordinary shares subscribed	139	—
Additional paid-in capital	3,219,775	3,211,193
Retained earnings	1,518,675	1,358,397
Accumulated other comprehensive income (loss)	8,835	(5,416)

Total shareholders’ equity	5,053,422	4,870,162

Total liabilities and shareholders’ equity	$13,250,438	$13,044,681

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statements of Cash Flows
For the three months ended March 31,
(Unaudited)
(In thousands)

	2007	2006

Operating Activities:
Net income	$160,278	$116,037
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	—	(850)
Depreciation and amortization	84,912	61,275
Change in minority interest	9,978	—
Change in deferred taxes, net	29,886	8,578
(Gain) Loss on sale of fixed assets and investments	(1,162)	446
Compensation expense related to stock options	5,024	3,467
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	152	4,818
Inventories	(34,641)	(30,278)
Prepaid expenses, other current and non-current assets	(13,528)	(47,568)
Accounts receivable from/ payable to related parties	4,060	4,629
Accounts payable, accrued expenses and other current and non-current liabilities	10,440	12,846
Income tax payable	27,355	28,260

Net cash provided by operating activities	282,754	161,660

Investing Activities:
Purchases of property, plant and equipment	(116,552)	(70,237)
Proceeds from sale of property, plant and equipment	7,909	5,365
Acquisitions and investments, net of cash acquired	(89,930)	(3,950,974)

Net cash used in investing activities	(198,573)	(4,015,846)

Financing Activities:
Proceeds from short-term borrowings	25,645	25,044
Repayments of short-term borrowings	(16,786)	(31,531)
Proceeds from short-term borrowings from related parties	17,299	242,111
Repayments of short-term borrowings from related parties	—	(19,117)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,333 in 2006)	59	3,777,670
Repayments of long-term debt and capital lease obligations	(94,971)	(484,282)
Increase of accounts receivable securitization program	35,000	296,000
Proceeds from exercise of stock options	3,741	13,580
Proceeds from conversion of preference shares into ordinary shares	—	308,657
Distributions to minority interest	(5,586)	350

Net cash (used in) provided by financing activities	(35,599)	4,128,482

Effect of exchange rate changes on cash and cash equivalents	506	5,016

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	49,088	279,312
Cash and cash equivalents at beginning of period	159,010	85,077

Cash and cash equivalents at end of period	$208,098	$364,389

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2007 (unaudited) and year ended December 31, 2006
(In thousands, except share data)

								Accumulated Other
								Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Ordinary	Additional		Foreign
	Number of	No Par	Number of	No Par	Shares	Paid in	Retained	Currency	Cash Flow
	Shares	Value	Shares	Value	Subscribed	Capital	Earnings	Translation	Hedges	Pensions	Total

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$—	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	104,388	334	520,469	1,684		51,568					53,586
Proceeds from conversion of preference shares into ordinary shares	(26,629,422)	(71,437)	26,629,422	71,437		306,759					306,759
Compensation expense related to stock options						16,610					16,610
Dividends paid							(153,720)				(153,720)
Settlement of shareholder proceedings						(888)					(888)
Comprehensive income (loss)
Net income							536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects									18,223		18,223
Foreign currency translation								114,494			114,494
Adjustments relating to pension obligations, net of related tax effects										15,952	15,952

Comprehensive income											685,415
Effect of adoption of SFAS 158										(11,306)	(11,306)

Balance at December 31, 2006	1,237,145	$3,373	97,149,891	$302,615	$—	$3,211,193	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	2,879	10	—	—	139	3,558					3,707
Compensation expense related to stock options						5,024					5,024
Comprehensive income (loss) Net income							160,278				160,278
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects									(6,610)		(6,610)
Foreign currency translation								19,588			19,588
Adjustments relating to pension obligations, net of related tax effects										1,273	1,273

Comprehensive income											174,529

Balance at March 31, 2007	1,240,024	$3,383	97,149,891	$302,615	$139	3,219,775	$1,518,675	$27,897	$30,577	$(49,639)	$5,053,422

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis service and other services under contract to hospitals.
Basis of Presentation
      The consolidated financial statements at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2006 Annual Report on Form 20-F/A. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The operations of Renal Care Group (“RCG”) acquired in 2006 (see Note 2) are included in the Company’s consolidated statements of income and cash flows from April 1, 2006, therefore, the current quarter’s results are not comparable with the first quarter’s results for 2006.
      The results of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the results of operations for the year ending December 31, 2007.
      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction is reported on a net basis, i.e., excluded from revenues.

2.	Acquisitions
      On March 31, 2006, the Company completed the acquisition of RCG (the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4,157,684 for all of the outstanding common stock and the retirement of RCG stock options.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      The following table summarizes the final purchase price allocation:

Assets held for sale	$330,092
Other current assets	414,006
Property, plant and equipment	301,498
Intangible assets and other assets	149,485
Goodwill	3,389,969
Accounts payable, accrued expenses and other current liabilities	(286,173)
Income tax payable and deferred taxes	(60,022)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(75,289)

Total allocation of acquisition cost	$4,157,684

Pro Forma Financial Information
      The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition had been consummated at the beginning of 2006. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods. The proforma net income is lower than the Company’s reported net income for the respective periods as the proforma net income reflects the full debt financing of the RCG Acquisition and the related interest expense but does not include the cost savings and economies of scale that are expected to be achieved in conjunction with the acquisition.

Three Months Ended
Unaudited	March 31, 2006

Pro forma net revenue	$2,057,465
Pro forma net income	111,142
Pro forma net income per ordinary share:
Basic	1.14
Fully Diluted	1.13

3.	Inventories
      As of March 31, 2007 and December 31, 2006, inventories consisted of the following:

	March 31,	December 31,
	2007	2006

Raw materials and purchased components	$117,762	$108,584
Work in process	41,158	41,272
Finished goods	306,003	269,496
Health care supplies	101,984	104,577

Inventories	$566,907	$523,929

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties
      As of March 31, 2007 and December 31, 2006, short-term borrowings and short-term borrowings from related parties consisted of the following:

	March 31,	December 31,
	2007	2006

Borrowings under lines of credit	$78,520	$65,231
Accounts receivable facility	301,000	266,000

Short-term borrowings	379,520	331,231
Short-term borrowings from related parties	22,123	4,575

Short-term borrowings including related parties	$401,643	$335,806

5.	Long-term Debt and Capital Lease Obligations
      As of March 31, 2007 and December 31, 2006, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2007	2006

Senior Credit Agreement	$3,484,072	$3,564,702
Euro Notes	266,360	263,400
EIB Agreements	84,618	84,618
Capital lease obligations	7,953	8,286
Other	55,303	68,470

	3,898,306	3,989,476
Less current maturities	(154,383)	(160,135)

	$3,743,923	$3,829,341

      The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at March 31, 2007, and December 31, 2006:

	Maximum Amount Available		Balance Outstanding

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Revolving Credit	$1,000,000	$1,000,000	$21,572	$67,827
Term Loan A/A-1	1,730,000	1,760,000	1,730,000	1,760,000
Term Loan B	1,732,500	1,736,875	1,732,500	1,736,875

	$4,462,500	$4,496,875	$3,484,072	$3,564,702

6.	Shareholders’ Equity
Subscribed Stock
      In conjunction with 40,985 stock options exercised for ordinary shares during the period ended March 31, 2007, the underlying ordinary shares had not been issued as of March 31, 2007. The Company received approximately $3,037 upon exercise of these options. Approximately $139 represents the nominal value of the

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
shares to be issued which has been recorded as subscribed stock in equity with the remaining $2,898 being recorded as additional paid in capital in equity.

7.	Earnings Per Share
      The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2007 and 2006:

	For the Three Months Ended
	March 31,

	2007	2006

Numerators:
Net income	$160,278	$116,037
less:
Dividend preference on Preference shares	24	20

Income available to all classes of shares	$160,254	$116,017

Denominators:
Weighted average number of:
Ordinary shares outstanding	97,149,891	96,629,422
Preference shares outstanding	1,238,750	1,144,162

Total weighted average shares outstanding	98,388,641	97,773,584
Potentially dilutive Ordinary shares	704,806
Potentially dilutive Preference shares	50,356	724,406

Total weighted average ordinary shares outstanding assuming dilution	97,854,697	96,629,422
Total weighted average Preference shares outstanding assuming dilution	1,289,106	1,868,568
Basic income per Ordinary share	$1.63	$1.19
Plus preference per Preference shares	0.02	0.01

Basic income per Preference share	$1.65	$1.20

Fully diluted income per Ordinary share	$1.62	$1.18
Plus preference per Preference shares	0.02	0.01

Fully diluted income per Preference share	$1.64	$1.19

8.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which has been curtailed since 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”) contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2007. FMCH made contribution of $319 in the three-month period

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
ending March 31, 2007, and at this time expects to make voluntary contributions of $1,195 in total during 2007. The following table provides the calculations of net periodic benefit cost for the three-month period ended March 31, 2007 and 2006.

	Three Months
	Ended March 31

	2007	2006

Components of net period benefit cost:
Service cost	$2,131	$1,982
Interest cost	4,566	4,174
Expected return on plan assets	(4,090)	(3,840)
Loss component	1,273	2,204
Amortization of prior service cost	—	50

Net periodic benefit cost	$3,880	$4,570

9.	Income Taxes
      The Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a two step approach to the recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the threshold is met, the tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the financial statements. The implementation of this interpretation had no impact on the assets and liabilities of the Company.
      FMC AG & Co. KGaA companies are subject to tax audits in Germany and the U.S., on a regular basis. In Germany, the tax audit for the years 1998 until 2001 is substantially finalized with all results of this tax audit sufficiently recognized in the financial statements as of December 31, 2006. Fiscal years 2002 until 2006 are open to audit. The Company is appealing the disallowance of certain deductions taken for fiscal year 1997 and has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.
      In the U.S., except for refund claims the Company has filed relative to the disallowance of tax deductions with respect to certain civil settlement payments for 2000 and 2001, the federal tax audit for the years 1999 through 2001 is completed. The tax has been paid and all results are recognized in the financial statements as of December 31, 2006. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below. Fiscal years 2002 through 2004 are currently under federal audit, and 2005 and 2006 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.
      Subsidiaries of FMC AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.
      At adoption of FIN 48, the Company had $302,552 of unrecognized tax benefits including the amounts relating to the tax audit items for Germany and the U.S. noted above. The vast majority of these unrecognized

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
tax benefits would reduce the effective tax rate if recognized. There have been no material changes to unrecognized tax benefits during the three-month period ending March 31, 2007. The Company is currently not in the position to forecast timing and magnitude of changes in the unrecognized tax benefits. It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense. At January 1, 2007, the Company had total accruals of $57,832 for such interest and penalties.

10.	Commitments and Contingencies
Legal Proceedings

Commercial Litigation
      The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. The Company anticipates that the individual defendants may seek to claim indemnification from RCG. The Company is unable at this time to assess the merits of any such claim for indemnification.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On March 29, 2007, the United States District Court for the Eastern District of Missouri partially unsealed a qui tam complaint relating to RCG’s supply company. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and the products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
financing as a segment measure. Similarly, the Company does not allocate “corporate costs”, which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.
      Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2007 and 2006 is set forth below, RCG’s operations are included commencing April 1, 2006.

	North
	America	International	Corporate	Total

Three months ended March 31, 2007
Net revenue external customers	$1,636,573	$684,098	$—	$2,320,671
Inter-segment revenue	430	20,538	(20,968)	—

Total net revenue	1,637,003	704,636	(20,968)	2,320,671

Depreciation and amortization	(53,046)	(31,367)	(499)	(84,912)

Operating income	258,449	120,578	(14,337)	364,690

Segment assets	10,307,756	2,854,807	87,876	13,250,438
Capital expenditures and acquisitions(1)	122,029	84,410	43	206,482
Three months ended March 31, 2006
Net revenue external customers	$1,193,517	$553,413	$—	$1,746,930
Inter-segment revenue	181	12,586	(12,767)	—

Total net revenue	1,193,698	565,999	(12,767)	1,746,930

Depreciation and amortization	(35,015)	(25,784)	(459)	(61,258)

Operating income	164,171	95,718	(16,044)	243,845

Segment assets	10,665,705	2,321,358	156,888	13,143,951
Capital expenditures and acquisitions(2)	3,986,937	34,258	16	4,021,211

(1)	International acquisitions exclude $3,685 of non-cash acquisitions for 2007.

(2)	North America and International acquisitions exclude $202,670 and $4,771, respectively, of non-cash acquisitions for 2006. North America acquisitions include $3,940,563 for the acquisition of RCG at March 31, 2006.

	Three Months Ended
	March 31,

	2007	2006

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$379,027	$259,889
Corporate expenses	(14,337)	(16,044)
Interest expense	(98,493)	(61,004)
Interest income	3,582	4,809

Total income before income taxes and minority interest	$269,779	$187,650

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

12.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Three Months Ended
	March 31,

	2007	2006

Supplementary cash flow information:
Cash paid for interest	$114,682	$54,262

Cash paid for income taxes	$40,050	$25,321

Cash inflow for income taxes from stock option exercises	$541	$1,363

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$157,546	$4,654,718
Liabilities assumed	40,118	586,226
Minorities	12,420	56,023
Notes assumed in connection with acquisition	3,685	4,771

Cash paid	101,323	4,007,698
Less cash acquired	11,393	56,724

Net cash paid for acquisitions	$89,930	$3,950,974

13.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Subsidiary Guarantors. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of March 31, 2007 and December 31, 2006 and for the three-months ended March 31, 2007 and 2006, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Three Months Period Ended March 31, 2007

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$542,740	$—	$2,220,785	$(442,854)	$2,320,671
Cost of revenue	—	420,403	—	1,552,725	(436,808)	1,536,320

Gross profit	—	122,337	—	668,060	(6,046)	784,351

Operating (income) expenses:
Selling, general and administrative	12,332	41,683	(14)	358,905	(6,587)	406,319
Research and development	—	9,388	—	3,954	—	13,342

Operating (loss) income	(12,332)	71,266	14	305,201	541	364,690

Other (income) expense:
Interest, net	1,711	3,261	49,119	43,080	(2,260)	94,911
Other, net	(191,816)	40,438	(133,014)	—	284,392	—

Income (loss) before income taxes and minority interest	177,773	27,567	83,918	262,121	(281,600)	269,779
Income tax expense (benefit)	17,495	27,235	(19,642)	89,161	(11,683)	102,566

Income (loss) before minority interest	160,278	332	103,560	172,960	(269,917)	167,213
Minority interest	—	—	—	—	6,935	6,935

Net income (loss)	$160,278	$332	$103,551	$172,960	$(276,843)	$160,278

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$384,492	$—	$1,698,246	$(335,808)	$1,746,930
Cost of revenue	—	286,786	—	1,216,514	(334,660)	1,168,640

Gross profit	—	97,706	—	481,732	(1,148)	578,290

Operating (income) expenses:
Selling, general and administrative	22,910	35,243	—	271,673	(8,155)	321,671
Research and development	—	9,375	—	3,399	—	12,774

Operating (loss) income	(22,910)	53,088	—	206,660	7,007	243,845

Other (income) expense:
Interest, net	9,596	3,848	22,426	20,023	302	56,195
Other, net	(149,120)	30,823	(82,130)	—	200,427	—

Income before income taxes and minority interest	116,614	18,417	59,704	186,637	(193,722)	187,650
Income tax expense (benefit)	577	18,921	(8,970)	64,420	(3,815)	71,133

Income (loss) before minority interest	116,037	(504)	68,674	122,216	(189,907)	116,517
Minority interest	—	—	—	—	480	480

Net income (loss)	$116,037	$(504)	$68,674	$122,216	$(190,387)	$116,037

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At March 31, 2007

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$—	$131	$—	$207,316	$651	$208,098
Trade accounts receivable, less allowance for doubtful accounts	—	127,252	—	1,737,176	—	1,864,428
Accounts receivable from related parties	1,129,433	476,924	308,170	1,499,689	(3,345,190)	69,026
Inventories	—	147,279	—	488,083	(68,455)	566,907
Prepaid expenses and other current assets	14,685	30,735	—	437,602	(6,141)	476,881
Deferred taxes	1,225	—	—	245,830	29,974	277,029

Total current assets	1,145,343	782,321	308,170	4,615,696	(3,389,161)	3,462,369
Property, plant and equipment, net	189	99,919	—	1,741,435	(54,019)	1,787,524
Intangible assets	35	13,310	—	657,326	—	670,671
Goodwill	—	3,243	—	6,958,531	—	6,961,774
Deferred taxes	—	11,255	—	45,946	7,813	65,014
Other assets	5,611,270	1,222,651	7,271,207	(3,435,112)	(10,366,930)	303,086

Total assets	$6,756,837	$2,132,699	$7,579,377	$10,583,822	$(13,802,297)	$13,250,438

Current liabilities:
Accounts payable	$117	$23,075	$—	$268,136	$—	$291,328
Accounts payable to related parties	260,054	299,753	934,921	2,897,605	(4,224,092)	168,241
Accrued expenses and other current liabilities	17,954	99,553	7,824	1,132,418	7,596	1,265,345
Short-term borrowings	—	—	—	379,520	—	379,520
Short-term borrowings from related parties	984,202	9,258	—	(962,079)	(9,258)	22,123
Current portion of long-term debt and capital lease obligations	752	266	137,500	15,865	—	154,383
Company-guaranteed debentures of subsidiaries
— current portion	—	—	—	647,665	—	647,665
Income tax payable	38,752	—	—	36,772	(982)	74,542
Deferred taxes	—	6,317	—	17,054	1,163	24,534

Total current liabilities	1,301,831	438,222	1,080,245	4,432,956	(4,225,573)	3,027,681
Long term debt and capital lease obligations, less current portion	330,009	400	2,287,101	4,740,562	(3,614,149)	3,743,923
Long term borrowings from related parties	4,199	206,751	—	—	(210,950)	—
Other liabilities	8,862	9,214	—	116,953	10,273	145,302
Pension liabilities	2,700	111,457	—	1,943	—	116,100
Income tax payable	40,475	—	—	38,025	21,375	99,875
Deferred taxes	15,339	—	—	316,242	14,291	345,872
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	621,483	—	621,483
Minority interest	—	—	7,412	89,368	—	96,780

Total liabilities	1,703,415	766,044	3,374,758	10,357,532	(8,004,733)	8,197,016
Shareholders’ equity:	5,053,422	1,366,655	4,204,619	226,290	(4,547,846)	5,053,422

Total liabilities and shareholders’ equity	$6,756,837	$2,132,699	$7,579,377	$10,583,822	$(12,552,579)	$13,250,438

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At December 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$22	$34	$—	$158,954	$—	$159,010
Trade accounts receivable, less allowance for doubtful accounts	—	122,987	—	1,725,708	—	1,848,695
Accounts receivable from related parties	1,483,462	835,512	290,288	1,830,293	(4,296,206)	143,349
Inventories	—	130,967	—	457,426	(64,464)	523,929
Prepaid expenses and other current assets	18,455	20,633	50	408,850	(4,134)	443,854
Deferred taxes	1,586	—	—	262,476	29,017	293,079

Total current assets	1,503,525	1,110,133	290,338	4,843,707	(4,335,787)	3,411,916
Property, plant and equipment, net	174	97,244	—	1,678,511	(53,537)	1,722,392
Intangible assets	70	13,969	—	647,326	—	661,365
Goodwill	—	3,207	—	6,888,954	—	6,892,161
Deferred taxes	—	11,825	—	40,429	10,468	62,722
Other assets	5,105,547	869,630	7,264,543	(1,532,867)	(11,412,728)	294,125

Total assets	$6,609,316	$2,106,008	$7,554,881	$12,566,060	$(15,791,584)	$13,044,681

Current liabilities:
Accounts payable	$306	$20,399	$—	$295,483	$—	$316,188
Accounts payable to related parties	351,450	642,878	926,178	3,496,135	(5,180,022)	236,619
Accrued expenses and other current liabilities	17,617	91,634	8,450	1,064,412	12,826	1,194,939
Short-term borrowings	—	—	—	331,231	—	331,231
Short-term borrowings from related parties	954,896	9,155	—	(950,321)	(9,155)	4,575
Current portion of long-term debt and capital lease obligations	744	263	137,500	21,628	—	160,135
Income tax payable	40,551	—	—	63,929	11,579	116,059
Deferred taxes	—	6,174	—	15,982	(6,197)	15,959

Total current liabilities	1,365,564	770,503	1,072,128	4,338,479	(5,170,969)	2,375,705
Long term debt and capital lease obligations, less current portion	329,918	395	2,367,731	4,853,043	(3,721,746)	3,829,341
Long term borrowings from related parties	4,153	204,453	—	—	(208,606)	—
Other liabilities	18,872	9,462	—	112,350	9,000	149,684
Pension liabilities	2,580	107,357	—	2,379	—	112,316
Deferred taxes	18,067	—	—	309,140	51,280	378,487
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,253,828	—	1,253,828
Minority interest	—	—	7,412	67,746	—	75,158

Total liabilities	1,739,154	1,092,170	3,447,271	10,936,965	(9,041,041)	8,174,519
Shareholders’ equity:	4,870,162	1,013,838	4,107,610	1,629,095	(6,750,543)	4,870,162

Total liabilities and shareholders’ equity	$6,609,316	$2,106,008	$7,554,881	$12,566,060	$(15,791,584)	$13,044,681

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2007

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$160,278	$332	$103,551	$172,960	$(276,843)	$160,278
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(115,480)	—	(133,014)	—	248,494	—
Depreciation and amortization	499	7,334	—	81,253	(4,174)	84,912
Change in minority interest	—	—	—	—	9,978	9,978
Change in deferred taxes, net	(1,470)	763	—	29,574	1,019	29,886
(Gain) Loss on investments	(290)	—	—	—	290	—
Loss on sale of fixed assets and investments	—	(194)	—	(968)	—	(1,162)
Compensation expense related to stock options	5,024	—	—	—	—	5,024
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(2,739)	—	2,891	—	152
Inventories	—	(14,604)	—	(24,688)	4,651	(34,641)
Prepaid expenses and other current and non-current assets	3,899	(3,262)	21,356	(32,039)	(3,482)	(13,528)
Accounts receivable from/ payable to related parties	(37,934)	(99,523)	7,993	120,039	13,485	4,060
Accounts payable, accrued expenses and other current and non-current liabilities	968	11,488	(626)	2,023	(3,413)	10,440
Income tax payable	17,332	—	(19,642)	23,471	6,194	27,355

Net cash provided by (used in) operating activities	32,826	(100,405)	(20,382)	374,516	(3,801)	282,754

Investing Activities:
Purchases of property, plant and equipment	(43)	(8,328)	—	(112,230)	4,049	(116,552)
Proceeds from sale of property, plant and equipment	3	435	—	7,471	—	7,909
Disbursement of loans to related parties	(44,877)	36	135,769	—	(90,928)	—
Acquisitions and investments, net of cash acquired	(6,551)	—	—	(89,930)	6,551	(89,930)

Net cash (used in) provided by investing activities	(51,468)	(7,857)	135,769	(194,689)	(80,328)	(198,573)

Financing Activities:
Short-term borrowings, net	15,334	108,357	—	(97,533)	—	26,158
Long-term debt and capital lease obligations, net	—	—	(115,257)	(70,583)	90,928	(94,912)
Increase of accounts receivable securitization program	—	—	—	35,000	—	35,000
Proceeds from exercise of stock options	3,199	—	—	542	—	3,741
Dividends paid	—	—	—	(812)	812	—
Capital increase (decrease)	—	—	—	6,551	(6,551)	—
Distribution to minority interest	—	—	(130)	(5,456)	—	(5,586)

Net cash provided by (used in) financing activities	18,533	108,357	(115,387)	(132,291)	85,189	(35,599)

Effect of exchange rate changes on cash and cash equivalents	90	2	—	823	(409)	506
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(19)	97	—	48,359	651	49,088
Cash and cash equivalents at beginning of period	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	$—	$131	$—	$207,316	$651	$208,098

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$116,037	$(504)	$68,674	$122,216	$(190,387)	$116,037
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(93,646)	—	(82,130)	—	175,776	—
Settlement of shareholder proceedings	—	—	—	—	(850)	(850)
Depreciation and amortization	460	6,599	—	58,353	(4,137)	61,275
Change in deferred taxes, net	(4,580)	(398)	—	5,409	8,147	8,578
(Gain) loss on sale of fixed assets	—	(204)	—	650	—	446
Compensation expense related to stock options	3,467	—	—	—	—	3,467
Cash (outflow) inflow from hedging	—	(865)	—	865	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(25,742)		30,560		4,818
Inventories	—	(16,595)	—	(15,138)	1,455	(30,278)
Prepaid expenses and other current and non-current assets	13,644	(3,680)	10,338	(56,734)	(11,136)	(47,568)
Accounts receivable from/ payable to related parties	(13,539)	42,178	12,309	(48,964)	12,645	4,629
Accounts payable, accrued expenses and other current and non-current liabilities	(4,868)	4,026	(76)	8,611	5,153	12,846
Income tax payable	(7,681)	—	(8,970)	45,202	(291)	28,260

Net cash provided by (used in) operating activities	9,294	4,815	145	151,030	(3,625)	161,660

Investing Activities:
Purchases of property, plant and equipment	(3)	(6,806)	—	(66,204)	2,776	(70,237)
Proceeds from sale of property, plant and equipment	14	340	—	5,011	—	5,365
Disbursement of loans to related parties	(306,817)	31	(3,324,687)	1	3,631,472	—
Acquisitions and investments, net of cash acquired	(210)	—	—	(3,950,897)	133	(3,950,974)

Net cash (used in) provided by investing activities	(307,016)	(6,435)	(3,324,687)	(4,012,089)	3,634,381	(4,015,846)

Financing Activities:
Short-term borrowings, net	(19,098)	1,683	—	233,922	—	216,507
Long-term debt and capital lease obligations, net	(7,560)		3,311,265	3,621,155	(3,631,472)	3,293,388
Increase of accounts receivable securitization program	—	—	—	296,000	—	296,000
Proceeds from exercise of stock options	12,217	—	—	1,363	—	13,580
Proceeds from conversion of preference shares into ordinary shares	308,657	—	—	—	—	308,657
Dividends paid	—	—	—	(728)	728	—
Capital Increase	—	—	13,407	(13,274)	(133)	—
Distributions to minority interest	—	—	(130)	—	480	350

Net cash provided by (used in) financing activities	294,216	1,683	3,324,542	4,138,438	(3,630,397)	4,128,482

Effect of exchange rate changes on cash and cash equivalents	3,505	1	—	1,869	(359)	5,016

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(1)	64	—	279,249	—	279,312
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$—	$90	$—	$364,299	$—	$364,389

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006
Financial Condition and Results of Operations
      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our annual Report on Form 20-F/ A for the year ended December 31, 2006.
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in government and commercial insurer reimbursement for our products and services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and healthcare reforms;

•	our ability to remain competitive in our markets;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	changes in pharmaceutical utilization patterns.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and other services. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $55 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      The Medicare Modernization Act, enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in a regulation of the Centers for Medicare and Medical Services (“CMS”) amending the final physician fee schedule for calendar year 2007 released by CMS on December 1, 2006.
      In the final rule, CMS stated that biologicals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will continue to be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, CMS has increased to 15.1% the drug add-on adjustment to the composite payment rate. The 2006 rate was 14.5%. Effective April 1, 2007, the drug add-on rate is 14.9%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the Medicare Modernization Act. Third, as part of a Medicare Modernization Act-mandated transition in how the wage index for dialysis facilities is calculated, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (CBSA) rate.
      CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. Congress authorized a 1.6% increase to the composite rate effective April 1, 2007. For additional discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F/A.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
      In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy, as discussed in prior year reports, took effect on April 1, 2006. As a result of this new policy, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. Our policies on billing for erythropoietin stimulating agents comply with CMS policies. In March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a blackbox safety warning to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). We recommend that treating physicians review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions. It is not currently possible to predict with certainty whether physicians may change their prescribing patterns for ESRD patients in response to the revisions to the Epogen package label insert or the amendments to the K/DOQI guidelines. If any such changes result in a material decrease in the aggregate volume of Epogen administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows.
      Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed separately below in the discussion of our consolidated results of operations.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
Results of Operations
      The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	2007	2006

	(In millions)
Total revenue
North America	$1,637	$1,194
International	705	566

Totals	2,342	1,760

Inter-segment revenue
North America	—	—
International	21	13

Totals	21	13

Total net revenue
North America	1,637	1,194
International	684	553

Totals	2,321	1,747

Amortization and depreciation
North America	53	35
International	32	26

Totals	85	61

Operating income
North America	258	164
International	121	96
Corporate	(14)	(16)

Totals	365	244

Interest income	3	5
Interest expense	(98)	(61)
Income tax expense	(103)	(71)
Minority interest	(7)	(1)

Net Income	$160	$116

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)

	Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31,	March 31,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	6,410,352	5,021,844	28%
Same market treatment growth in %	4.0%	4.9%
Revenue in $ million	2,321	1,747	33%	31%
Gross profit in % of revenue	33.8%	33.1%
Selling, general and administrative costs in % of revenue	17.5%	18.4%
Net income in $ million	160	116	38%
      The number of treatments in the first quarter of 2007 represents an increase of 28% over the same period in 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of divestitures we were required to make in order to complete the RCG Acquisition (“acquisition related divestitures”), contributed 20%, and additional growth of 4% came from other acquisitions.
      At March 31, 2007, we owned, operated or managed 2,194 clinics compared to 1,698 clinics at March 31, 2006. During the first quarter of 2007, we acquired 73 clinics, opened 18 clinics and combined or closed 5 clinics. The number of patients treated in clinics that we own, operate or manage increased by 27% to 169,216 at March 31, 2007 from 133,095 at March 31, 2006. Average revenue per treatment for world-wide dialysis services increased to $275 from $253 as a result of increases in both the North America and International segments and the impact of the RCG Acquisition. Revenue per treatment was further impacted by the increase in North America segment treatments which have a significantly higher revenue per treatment as compared to the International segment. North America segment treatments as a percentage of total treatments increased to 70% in the quarter ended March 31, 2007 from 67% in the quarter ended March 31, 2006. Net revenue increased for the quarter ended March 31, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.
      Dialysis care revenue grew by 38% to $1,760 million (37% at constant exchange rates) in the first quarter of 2007 mainly due to the RCG Acquisition net of acquisition-related divestitures (25%), increased revenue per treatment (5%) and the growth in same market treatments (4%) combined with other acquisitions (3%).
      Dialysis product revenue increased by 18% to $560 million (13% at constant exchange rates) in the same period mainly as a result of increased machine, hemodialysis and peritoneal dialysis disposables sales.
      The increase in gross profit margin is primarily a result of higher treatment rates, the effects of the RCG Acquisition with its higher gross margins and synergistic affects, net of acquisition-related divestitures partially offset by higher personnel expenses and growth in regions with lower gross margins, as well as reduced machine sales in Germany.
      Selling, general and administrative (“SG&A”) costs increased to $406 million in the first quarter of 2007 from $322 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales decreased to 17.5% in the first period of 2007 from 18.4% in the first quarter of 2006. The percentage decrease is mainly due to economies of scales associated with growth in revenues particularly in the International segment, growth in regions with lower SG&A as a percentage of revenue and lower Corporate expenses, which decreased to $14 million in 2007 from $16 million in 2006, mostly due to reduced patent litigation expense.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
Partially offsetting effects were increased personnel expenses and bad debt expenses for the first quarter 2007 of $49 million compared to $30 million for 2006. Bad debt expense increased to 2.1% of revenue for the three-month period ending March 31, 2007 as compared to 1.7% of revenues for the same period in 2006. This increase was due to collections in 2006 of accounts written off previously.
      Operating income increased to $365 million in the first quarter in 2007 from $244 million in the first quarter of 2006 while operating income margin increased to 15.7% for the period ending March 31, 2007 from 14.0% for the same period in 2006. These increases were a result of the increased gross margins as noted above, and the decrease in SG&A as a percentage of sales as noted above.
      Interest expense increased 61% to $98 million for the first period in 2007 from $61 million for the first quarter in 2006 mainly as a result of increased debt due to the RCG Acquisition. The first quarter 2006 was impacted by a $15 million write off of fees related to the 2003 Senior Credit Agreement which was replaced by our 2006 Credit Agreement in connection with the RCG Acquisition.
      Income tax expense increased to $103 million for the first quarter in 2007 from $71 million for the three-month period ending March 31, 2006 mainly due to increased earnings over the prior period. The effective tax rate for the quarter ended March 31, 2007 was 38.0% compared to 37.9% during the same period in 2006.
      Minority interest increased by $6 million as a result of a number of entities acquired in connection with the RCG Acquisition and additional Asia-Pacific acquisitions that are not wholly owned.
      Net income increased to $160 million in the three-month period ending March 31, 2007 from $116 million in the same period in 2006. The first quarter 2006 was effected by the after-tax effects of $9 million of changes from the write off of fees related to the 2003 Credit Agreement.
      We employed 59,076 people as of March 31, 2007 compared to 56,803 as of December 31, 2006, an increase of 4.0% primarily due to acquisitions in Asia-Pacific and growth in the U.S.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

	Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006	Change in %

Number of treatments	4,481,077	3,375,906	33%
Same market treatment growth in %	2.8%	2.4%
Revenue in $ million	1,637	1,194	37%
Depreciation and amortization in $ million	53	35	51%
Operating income in $ million	258	164	57%
Operating income margin in %	15.8%	13.8%

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)

Revenue
      Treatments increased by 33% for the three-month period ending March 31, 2007 as compared to the same period in 2006 mainly due to the RCG Acquisition (29%), same market growth (3%), and other acquisitions (1%). At March 31, 2007, 118,732 patients (a 32% increase over the same period in the prior year) were being treated in the 1,574 clinics that we own or operate in the North America segment, compared to 89,839 patients treated in 1,165 clinics at March 31, 2006. The average revenue per treatment in the first quarter increased to $325 during 2007 from $307 in 2006. In the U.S., the average revenue per treatment increased to $329 in the first quarter 2007 from $310 for the first quarter 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates, the increase in the drug add-on adjustment and the effects of the RCG Acquisition.
      Net revenue for the North America segment for the first quarter 2007 increased as a result of increases in dialysis care revenue by 40% to $1,483 million from $1,059 and product sales revenue by 14% to $153 million from $134 million.
      The 40% increase in dialysis care revenue was driven by a 30% increase as a result of the effects of the RCG acquisition net of acquisition-related divestitures, by same market treatment growth of 3% and 2% resulting from other acquisitions. In addition, revenue per treatment improved 5%. The administration of EPO represented approximately 24% and 23% of total North America dialysis care revenue for the three-month periods ending March 31, 2007 and 2006, respectively.
      The product revenue increase was driven mostly by increased sales volume of machines, bloodlines, concentrates and the acquired phosphate binding drug sales, PhosLo®, partially offset by reduced peritoneal-dialysis product sales in Mexico.

Operating Income
      Operating income increased by 57% to $258 million for the three-month period ended March 31, 2007 from $164 million for the same period in 2006 primarily due to increased revenue per treatment, the effects of the RCG Acquisition net of acquisition-related divestitures, increased treatments, a higher volume of products sold, and PhosLo® sales, partially offset by higher personnel costs. Operating income margin increased to 15.8% for the first quarter in 2007 as compared to 13.8% for the same period in 2006. Operating income margin increased due to the reasons noted for the increase in operating income. Cost per treatment increased to $272 in 2007 from $263 in 2006.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
International Segment

	Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31,	March 31,		Exchange
	2007	2006	As Reported	Rates

Number of treatments	1,929,275	1,645,938	17%
Same market treatment growth in %	6.3%	10.4%
Revenue in $ million	684	553	24%	17%
Depreciation and amortization in $ million	32	26	22%
Operating income in $ million	121	96	26%
Operating income margin in %	17.6%	17.3%

Revenue
      Treatments increased by 17% for the three-month period ending March 31, 2007 over the same period in 2006 mainly due to same market growth (6%), acquisitions (11%) and difference in dialysis days (1%) partially offset by sold or closed clinics (1%). As of March 31, 2007, 50,484 patients (a 17% increase over the same period in the prior year) were being treated at 620 clinics that we own, operate or manage in the International segment compared to 43,256 patients treated at 533 clinics at March 31, 2006. The average revenue per treatment increased to $144 ($137 at constant exchange rates) from $130 due to increased reimbursement rates and the strengthening of local currencies against the U.S. dollar.
      The increase in net revenues for the International segment for the three-month period ending March 31, 2007 over the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 6%. Organic growth during the period was 11% at constant exchange rates.
      Including the effects of the acquisitions, European region revenue increased 19% (10% at constant exchange rates), Latin America region revenue increased 19% (17% at constant exchange rates), and Asia Pacific region revenue increased 52% (49% at constant exchange rates).
      Total dialysis care revenue for the International segment increased during the first quarter of 2007 by 30% (24% at constant exchange rates) to $277 million in 2007 from $213 million in the same period of 2006. This increase is a result of same market treatment growth of 6%, a 13% increase in contributions from acquisitions, 5% as a result of an increase in revenue per treatment and by approximately 6% due to exchange rate fluctuations.
      Total dialysis product revenue for the first quarter of 2007 increased by 20% (12% at constant exchange rates) to $407 million mostly due to overall increased dialyzer and peritoneal-dialysis product sales and increased hemodialysis machine sales in Asia Pacific partially offset by reduced machine sales in Germany as a result of accelerated sales in the prior quarter due to an increase in value added tax (VAT) in Germany as of January 1, 2007.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)

Operating Income
      Operating income increased by 26% to $121 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating margin increased to 17.6% from 17.3%. The main causes for the margin increase were related to the increase in revenues as discussed above and related economies of scale partially offset by reduced sales in Germany as a result of accelerated sales in the prior quarter due to an increase in value added tax (VAT) in Germany as of January 1, 2007.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
LIQUIDITY AND CAPITAL RESOURCES
Three months ended March 31, 2007 compared to three months ended March 31, 2006
Liquidity
      We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At March 31, 2007, our working capital was $435 million, we had cash and cash equivalents of $208 million; and our ratio of current assets to current liabilities was 1.1.
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 76% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2007, approximately 37% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.
      Accounts receivable balances at March 31, 2007 and December 31 2006, net of valuation allowances, represented approximately 74 and 76 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	March 31,	December 31,
	2007	2006

North America	57	59
International	114	119

Total	74	76

      Cash from short-term borrowings is generated by selling interests in our accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and the term loans under our 2006 Senior Credit Agreement and our borrowings under our credit agreements with European Investment Bank (“EIB”) and has been provided through the issuance of

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
our euro-denominated notes (“Euro Notes”) and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.
      Our 2006 Credit Agreement, EIB agreements, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $240 million in 2007, dividends paid in 2006 were $154 million and dividends proposed for payment in 2007 are approximately €139 million) and make other restricted payments or create liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2007).
      The breach of any of the covenants could result in a default under the 2006 Credit Agreement, the EIB agreements, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2006 Credit Agreement becomes due at the option of the lenders under that agreement. As of March 31, 2007, we are in compliance with all financial covenants under the 2006 Credit Agreement and our other financing agreements.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations.
      During the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. Except for the refund claims discussed below, the U.S. Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and if necessary in the Federal courts of the tax and interest payment associated with such disallowance. An adverse determination in this litigation could lead to a material effect expenses, net income and earnings per share.
      We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends
      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. Our general partner’s Management Board will propose for shareholder approval at the Annual General Meeting on May 15, 2007, a dividend, with respect to 2006 and payable in 2007, of € 1.41 per ordinary share (2005: € 1.23) and € 1.47 per preference share (2005: € 1.29). The total expected dividend payment is approximately €139 million and we paid approximately $154 (€120) million in 2006 for dividends with respect to 2005. Our 2006 Senior Credit Agreement limits disbursements for dividends and certain other transactions relating to our own equity type instruments during 2007 to $240 million in total.
Analysis of Cash Flow

Operations
      We generated cash from operating activities of $283 million in the first three months of 2007 and $162 million in the comparable period in 2006, an increase of approximately 75% from the prior year. Cash flows were primarily generated by an increase in net income and were negatively impacted by increased interest payments. See “Results of Operations” above. Cash flows were used mainly for investing (capital expenditures and acquisitions), and to pay down debt.

Investing
      Cash used in investing activities was $199 million in the first three months of 2007 compared to $4,016 million in the first three months of 2006 In the period ending March 31, 2007, we paid approximately $90 million cash ($46 million in the North America segment and $44 million in the International segment) for acquisitions consisting primarily of dialysis clinics. In the same period in 2006, we paid $3,951 million cash for acquisitions consisting primarily of the $3,941 million for the North American segment acquisition of RCG with the balance for dialysis clinics for the International segment.
      Capital expenditures for property, plant and equipment net of disposals were $109 million in the period ending March 31, 2007 and $65 million in same period in 2006. In the first three months of 2007, capital expenditures were $71 million in the North America segment, and $38 million for the International segment. In 2006, capital expenditures were $46 million in the North America segment and $19 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, the capitalization of machines provided to our customers, primarily in Europe but also in Asia-Pacific and Latin America, and the maintenance and expansion of production facilities

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
primarily in North America, Germany and Japan. Capital expenditures were approximately 5% of total revenue.

Financing
      Net cash used in financing was $36 million for the first three months of 2007 compared to cash provided by financing of $4,128 million for the first three months of 2006 mainly due to the repayment of debt during the period. In 2006, $3,941 million required for the RCG Acquisition was provided by increased debt from the 2006 Credit agreement and $309 million generated by the conversion of preference to ordinary shares. Cash on hand was $208 million at March 31, 2007 compared to $364 million at March 31, 2006.
Outlook
      Below is a table showing our outlook for 2007 and 2008 based upon 2006 results.

	2007	2008

Revenue growth	11% to $9.4 billion	6% - 9%
Net Income growth	26 - 29%	>10%
Net Income adjusted* growth	18 - 21%	>10%
Acquisitions and capital expenditures	approximately $650 million	approximately $650 million
Effective tax rate	approximately 38%	approximately 38%
Debt/ EBITDA	under 3.0	under 3.0
Dividend	continuing increases	continuing increases

*	For purposes of this outlook, 2006 net income was adjusted to exclude the one time effects of certain items as shown in the reconciliation table below:

For year ended
December 31,

2006
(Amounts in millions)
Net Income	537
Transformation and settlement costs	1
Restructuring costs and in-process R&D	23
Write off of unamortized prepaid financing fees	9
Loss from FTC mandated clinic divestures	4

2006 Net Income excluding effects of one-time items (Net Income adjusted)	574

Debt covenant disclosure — EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $450 million, 19.4% of sales, for the period ending March 31, 2007. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F/ A for the year ended December 31, 2006. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:
Reconciliation of measures for consolidated totals

	For the Three Months
	Ended March 31,

In thousands	2007	2006

Total EBITDA	$449,602	$305,103
Settlement of shareholder proceedings	—	(850)
Interest expense (net of interest income)	(94,911)	(56,195)
Income tax expense, net	(102,566)	(71,133)
Change in deferred taxes, net	29,886	8,578
Changes in operating assets and liabilities	(6,162)	(27,293)
Compensation expense	5,024	3,467
Other items, net	1,881	(17)

Net cash provided by operating activities	$282,754	$161,660

Recently Issued Accounting Standards
      The Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.
      The fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

2.	Is irrevocable (unless a new election date occurs); and

3.	Is applied only to entire instruments and not to portions of instruments.
      This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2007 and 2006 — (Continued)
      In September 2006, FASB issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      During the period ended March 31, 2007, no material changes occurred to the information presented in Item 11 of the Company’s Form 20-F/ A annual report for the year ended December 31, 2006. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F/ A annual report for the year ended December 31, 2006.

PART I
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES
      The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls or certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s Pooling Agreement. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS
Commercial Litigation
      We were formed as a result of a series of transactions we completed pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996, by and between W.R. Grace Y Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid, as obvious and/or anticipated in light of prior act. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment

PART II
OTHER INFORMATION — (Continued)
in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialisation of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson,, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. We anticipate that the individual defendants may seek to claim indemnification from RCG. We are unable at this time to assess the merits of any such claim for indemnification.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to the FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On March 29, 2007, the United States District Court for the Easter District of Missouri partially unsealed a qui tam complaint relating to RCG’s supply company. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations and those of RCG, with specific attention to documents relating to laboratory testing for parathyroid hormone

PART II
OTHER INFORMATION — (Continued)
(“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. We are cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
      From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

PART II
OTHER INFORMATION — (Continued)
      We have also had claims asserted against us and have had lawsuits filed against us relating to alleged patent infringements or businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 10 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115 million payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 5.	OTHER INFORMATION
      (a) Proposed One for Three Share Split. On March 21, 2007, the Company announced that a proposal for a share split for both the Company’s ordinary shares and preference shares in the ratio of 1:3 would be submitted to shareholders for approval at the Annual General Shareholder Meeting to be held on May 15, 2007. After the share split, every holder of an ordinary share will hold three ordinary shares and every holder of a preference share will hold three preference shares. The proposed share split is intended to promote more trading activity in the Company’s shares and to increase the shares’ attractiveness for a broader group of investors. In addition, if the proposed share split is approved, upon registration of the share split with the commercial register, the ratio of American Depositary Shares to ordinary shares and preference shares will be adjusted. Currently, each ordinary or preference ADS represents one-third of an ordinary share or one-third of a preference share, as applicable. After the share split, each ADS will represent one full post-split ordinary share or one full post-split preference share. If the Company’s stockholders approve the share split, the Company expects that the share split will be completed during the third quarter of 2007.
      Change of Depositary. On February 26, 2006, The Bank of New York became the depositary for the Company’s American Depositary Shares, replacing JPMorgan Chase Bank, N.A. No action on the part of holders of American Depositary Shares was required in connection with the change of Depositary. The Corporate Trust Office of The Bank of New York at which its activities as Depositary are conducted is located at 101 Barclay Street, New York, N.Y. 10286. The principal executive office of the Bank of New York is located at One Wall Street, New York, N.Y. 10286.
      (b) Not applicable.

PART II
OTHER INFORMATION — (Continued)

ITEM 6.	EXHIBITS

Exhibit No.	Item

31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:
Fresenius Medical Care Management AG, its
general partner

By:	/s/ Dr. Ben J. Lipps

Name: Dr. Ben J. Lipps

Title:	Chief Executive Officer and Chairman

of the Management Board of
the General Partner

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen

Title:	Chief Financial Officer of the General Partner
Date: May 4, 2007